Exhibit 99.1

LATAM RECEIVES US COURT AND SHAREHOLDER APPROVAL ON PLAN OF REORGANIZATION, SECURES EXIT FINANCING AND MOVES FORWARD WITH PLAN IMPLEMENTATION REQUIREMENTS

Santiago, Chile, August 9, 2022 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the second quarter ending June 30, 2022. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 4.91 per USD.

HIGHLIGHTS

●	During the second quarter of 2022, LATAM group operations continued progressing on the recovery path as in the last quarters, hand in hand with the ease of travel restrictions in the region and a healthy demand for air travel. Despite the challenges presented by the sharp increase in fuel price during the three-month period, the group’s consolidated capacity (measured in ASKs) during the quarter was 72.6% of 2019 levels, more than doubling the capacity of the same quarter of 2021, growing by 135.2%. These figures are mainly a result of strong domestic markets, especially in Brazil, Colombia and Ecuador, where the domestic affiliates have already surpassed 2019 levels in capacity, in addition to a marked recovery of the international operations during the current year. In terms of capacity, the Spanish-speaking affiliates and the Brazilian affiliate finished the quarter reaching 88.3% and 101.7% of June 2019 levels, respectively, while international operations reached 55.8% of June 2019 levels.

●	During the quarter, total operating revenues (including other income from operating activities) amounted to US$2,226 million, 6.1% below 2019 levels, but posted a 150.5% year over year increase versus 2Q21. Adjusted operating expenses surpassed 2019 levels by 3.5% to US$2,412 million, following the sharp increase in fuel price during the period, which resulted in the Aircraft Fuel cost line increasing 31.5% compared with 2019. However, in a context of strong demand, the group has been able to pass through this effect into higher yields (+21.3% vs 2019). As a result of the reduced consolidated capacity, interest expense and certain expenses related to the reorganization process, the net loss attributable to the owners of the parent’s company during the three-month period reached US$523.2 million, which compares with a net loss of US$62.8 million in the same period of 2019 and a loss of US$769.6 million during the second quarter of the previous year.

●	Following an important series of milestones during the quarter, on June 18, 2022, the U.S. Bankruptcy Court for the Southern District of New York confirmed the approval of LATAM’s Plan of Reorganization. Then, at LATAM’s Extraordinary Shareholders’ Meeting held on July 5, 2022, LATAM obtained the necessary approval from its shareholders to move forward with the Company’s new capital structure and the issuance of the financing instruments presented in the Plan. The aforementioned capital structure received support from the broad majority of shareholders, consisting of 99.8% of the shares present or represented at the Meeting, corresponding to 77.5% of total shares with voting rights, thus allowing LATAM to begin the final stage of implementation of the Plan in Chile.

●	Prior to Plan confirmation, on May 11, 2022, LATAM filed an amended version of its Plan of Reorganization with the US Court and announced that it had obtained the support of certain Chilean bondholders (including those represented by Banco Estado) and the Official Committee of Unsecured Creditors (UCC) to the Plan. This furthered the sufficient support LATAM had already received to approve its Plan through the official voting process, ascending to an overwhelming support of approximately 90% of creditors in the Plan’s impaired classes by dollar amount.

●	Additionally, on June 11, 2022, LATAM announced that it signed debt commitment letters with various financial entities (JPMorgan Chase, Goldman Sachs, Barclays, BNP Paribas and Natixis) to secure its exit financing, which have granted the group the full amount required for the implementation and financing of the Plan, comprised of US$2,250 million in new debt and a new Revolving Credit Facility (“RCF”) for US$500 million.

●	Following these important advances towards ensuring the group’s long-term sustainability, LATAM has already initiated the registration process of the Plan’s instruments in Chile, which started with the submission of the application for the registration of the instruments with the CMF (Comisión para el Mercado Financiero) on July 8, 2022. LATAM expects to emerge from Chapter 11 in the fourth quarter of 2022, however, this remains subject to the timing of the occurrence of the next steps within the process.

MANAGEMENT COMMENTS SECOND QUARTER 2022

Despite the solid recovery path that has led the group to operations of 72.6% (measured in ASKs) of 2019 levels in the second quarter, significant challenges have arisen in the last months, namely related to a considerable increase in and volatility of fuel price and a challenging macroeconomic context driven by inflationary pressures, the depreciation of emerging market currencies and a reduction of worldwide economic activity.

During the quarter, average fuel price (excluding hedge) increased to US$4.14 per gallon, which corresponds to an unprecedented increase of 97.4% compared with the same period of 2021 and a 73.1% increase when compared with the second quarter of 2019. By the end of the quarter, and in a context of strong passenger demand for air travel, the group has successfully passed through this effect into yields. Despite the above, we are maintaining a cautious and disciplined approach by focusing on profitability and cash generation, and we continue to closely monitor fuel price and macroeconomic variables, as the industry still remains in a very changing and dynamic environment.

Additionally, during the period, the US Department of Transportation (DOT) issued an Order to Show cause proposing the approval of the TransAmerican Joint Venture Agreement (JVA) between LATAM group and Delta Air Lines subject to certain limited conditions that must be addressed by the parties before its final approval. Following the DOT’s statement, on July 8th, LATAM and Delta accepted the conditions proposed by the DOT. As of the date of the publication, the process awaits the DOT’s final order approving the Joint Venture, marking the last milestone of the process after having been granted approval from the rest of the necessary authorities in South America. With its implementation, the JVA will improve air connectivity and provide passengers and cargo customers a seamless travel experience between North and South America.

As previously announced, LATAM group is expanding its cargo dedicated fleet by converting a total of 10 B767 passenger aircraft to cargo freighters by the end of 2023. During the quarter, in a context of a strong trade market and propelled by the Mother’s Day flower season, cargo revenues increased 71.9% compared to 2019, with yields increasing 72.4% as industry capacity still remains below 2019. The group’s dedicated cargo fleet increased its levels of traffic (measured in RTKs) by 45.5% versus 2019, accompanied by a 2.9 p.p. improvement in load factor. As of the date of publication, four converted cargo freighters have been delivered, increasing the group’s cargo dedicated fleet to 15 freighters, with the third of these deliveries taking place during the second quarter and the fourth recently towards the end of July. The remaining converted freighters are expected to be delivered in 2023.

Related to our sustainability strategy and our goal to reach carbon neutrality by 2050, in April LATAM announced that it will seek to incorporate sustainable aviation fuel (SAF) into its operations, reaching 5% of total fuel consumption by 2030, and prioritizing production from South American suppliers. According to data from the International Air Transport Association (IATA), SAF offers a reduction in emissions of up to 80% compared to traditional fuels, and it’s expected to be the most immediate tool contributing to sustainable air travel in the future. Additionally, in July the group reached an agreement with Airbus and different airline groups to explore Direct Air Carbon Capture and Storage (DACCS) technologies, which is a method that allows for the capture of up to 90% of CO2 emissions from the air by storing them underground safely and permanently. LATAM is the first airline group in Latin America to promote and explore these technologies, reinforcing our commitment to long-term sustainability.

Additionally, during the quarter the “Recycle your Trip” program was implemented by the affiliate in Peru and continued to expand in the Colombian affiliate. The program consists in sorting all the recyclable elements used in the on-board service for recycling and was already operational on domestic flights by the affiliates in Chile and Ecuador. Finally, the LATAM Solidarity Plane program continued to engage in new alliances in the region, currently including more than 20 different alliances in Latin America. During the quarter, LATAM signed cooperation agreements with ANIQUEM in Peru, the Environmental Ministry in Ecuador and the Firemen of Chile.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2022 RESULTS

Total operating revenues in the second quarter of 2022 amounted to US$2,226 million, which compares to US$2,370 million in the same period of 2019. This represents a 6.1% decrease, mainly explained by the 15.2% decrease in passenger revenues versus 2019, in addition to a 38.4% decrease in other income. On the other hand, this effect was partially offset by the performance of cargo, which revenues posted a 71.9% increase compared to 2019. During the quarter, passenger and cargo revenues represented 77.0% and 20.8% of total operating revenues, respectively, with passenger revenues increasing once again quarter over quarter as the capacity operated by the group continues to increase.

Passenger revenues in the quarter decreased 15.2% compared to 2019, explained by the 30.1% decrease observed in traffic (measured in RPKs) and partially offset by a 21.3% yield increase during the quarter versus 2019 in a context of strong air travel demand. Once again, the group operations continued to recover on a quarter over quarter basis, operating 72.6% of 2019 levels in terms of capacity (measured in ASKs) during the quarter, versus 68.2% in the first quarter of 2022, while maintaining a stable load factor of 80.2%. As compared with the same period of 2021, and following the increase in yields in response to the increase in fuel price and a context of healthy demand, revenues per ASK (RASK) increased by 59.9%, accompanied by an improvement of 11.6 p.p. in load factor.

Cargo revenues increased 71.9% in the second quarter compared to the same period of 2019, amounting to US$462.8 million, driven by the strong performance of the group’s cargo-dedicated fleet. During the period, consolidated cargo capacity (measured in ATKs) decreased 4.1% in comparison with 2019, as air cargo global supply continues to be affected mostly by the slower recovery of international passenger operations as compared with the domestic segment. Nevertheless, in a global context of healthy trade activity, yields increased by 72.4% during the quarter versus 2019, accompanied by a 2.2 p.p. increase in load factor to 58.1%.

Other income in the second quarter of 2022 amounted to US$49.9 million, which represented a 38.4% decrease compared to 2019. As in previous quarters, this decrease was mostly explained by the reduction in revenues coming from aircraft rentals due to the reduction in the number of aircrafts subleased by the group (during the second quarter of 2019 LATAM had nine aircraft subleased to third parties, including wide body aircraft, versus one in the second quarter of 2022). Additionally, revenues from LATAM Travel hotel and tour reservations have been reduced as compared with the pre-pandemic context mainly as a result of the reduction in international travel.

Total adjusted operating expenses during the second quarter of 2022 amounted to US$2,412.1 million, which represented a 3.5% increase compared to the same period of 2019. Despite the reduced level of operations versus 2019 and the reductions in most of the expense lines as a result of the group’s cost restructuring initiatives, this overall increase in costs as compared to 2019 was primarily explained by the significant increase in fuel price observed during the quarter. The changes in adjusted operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 33.0% compared to 2019, aligned with the 25.1% decline of average headcount during the quarter as compared with the second quarter of 2019, also further decreased by the impact of the depreciation of the Chilean Peso during the period. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru outsourced important parts of their airport operations in order to improve efficiency, helping to further decrease costs.

●	Aircraft fuel costs increased 31.5% compared to 2019, despite the 23.0% decrease in total fuel consumption due to reduced operations compared with the same quarter of 2019. This increase in aircraft fuel costs has been explained by the significant increase in fuel price following the conflict in Ukraine and its subsequent disruptive effects on supply. As a result, average fuel price (excluding hedges) during the quarter reached a 73.1% and a 97.4% increase compared with the same periods of 2019 and 2021, respectively (+27.1% versus 1Q 2022). As of June 30, 2022, LATAM recognized a US$11.9 million gain related to hedging contracts, which compares to a US$2.2 million gain during the same period of 2021.

●	Commissions to agents decreased 20.4% compared with the second quarter of 2019, in line with the decrease of 15.2% in passenger revenues as compared to 2019 and the group’s initiatives to strengthen direct sales via its digital platforms.

●	Depreciation and amortization decreased by 19.4% compared with 2019. As in previous quarters, the depreciation expense line continues to show a reduction as compared with 2019 levels, following the reduction in the group’s fleet size during the reorganization process, especially considering the rejections of wide body aircraft. LATAM’s fleet has been reduced from 326 aircraft at the end of the second quarter of 2019 to 301 aircraft as of June 30, 2022.

●	Other rental and landing fees decreased by 15.8% compared to 2019, driven by the reduced level of operations.

●	Passenger services expenses decreased by 42.6% versus 2019, principally explained by a 17.2% reduction in the number of passengers carried during the quarter, in addition to certain restrictions to catering services onboard still in place due to the pandemic in some domestic markets during the quarter.

●	Aircraft rentals expenses amounted to US$73.7 million, representing a US$4.1 million increase compared to 1Q22 due to the increase in operations and aircraft utilization during the quarter. These variable payment agreements for the fleet were implemented following their approval by the Court during the second and third quarters of 2021[1].

●	Aircraft maintenance expenses totaled US$144.7 million, increasing by 34.1% compared with 2019 in a context of higher unit costs following the global inflationary pressures and the increase in projected future operations. As illustrated in LATAM’s five-year business plan, maintenance expenses during the current year are expected to remain above pre-pandemic 2019 levels due to catch up on task deferrals and costs associated with the return of aircraft into service and new incorporations as operations continue to recover.

●	Other operating expenses increased by 13.9% compared to 2019, mainly due to an increase in sales & marketing, IT and communications, and additional banking tax costs.

Adjusted Non-operating Result

●	Interest income amounted to US$5.7 million in the quarter, representing a 10.1% decrease from the same period in 2019. This reduction is mainly explained by cash investment restrictions that started to take effect during the third quarter of 2020 arising from the Chapter 11 process under which, a significant part of the company’s cash balance must be held at authorized banks, and therefore subject to lower investment rates.

●	Interest expense increased 45.6% compared to 2019, to US$206.4 million during the second quarter of 2022. This increase was mainly explained by the DIP financing contract, in addition to a 1.3% increase in the LIBOR’s curve during the quarter. As of June 30, 2022, the company has made one draw from the current DIP financing, which came into effect on April 8, 2022, in order to to prepay the previous DIP financing. By the end of the second quarter, the DIP financing has increased the outstanding debt by US$2.7 billion, and led to an increase of accrued interest of approximately US$96 million.

●	Under Adjusted other income (expense), the Company recorded a US$135.6 million expense during the quarter, compared with a US$28.1 million income in 2019. This impact was mainly explained by expenses associated with the reorganization process for US$155.7 million, partially offset by a foreign exchange gain of US$38.2 million, mainly driven by the depreciation of the Chilean peso during the quarter.

[1]	Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Net loss attributable to the owners of the parent company in the second quarter of 2022 amounted to US$523.2 million, mainly explained by the aforementioned sharp increase in aircraft fuel costs and the reorganization costs registered in Adjusted other income/(expense). This result compares with a loss of US$62.8 million in the same period of 2019.

LIQUIDITY AND FINANCING

At the end of the quarter, LATAM’s financial debt amounted to US$8.43 billion, a US$449.6 million increase compared to the previous quarter as of March 31, 2022, mainly explained by the DIP facility refinancing that took place at the beginning of the second quarter on April 8th.

LATAM also reported US$1,133.6 million in cash and cash equivalents and certain highly liquid investments accounted for in other current financial assets. Notably, during the quarter the company registered a positive net cash flow from operating activities of US$ 234.8 million. In addition, as of the date of publication, LATAM had access to US$950 million of committed and undrawn DIP financing.

Regarding hedging, the main objective of LATAM’s hedge policy is to protect medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months as of July 31, 2022, are shown in the table below:

	3Q22	4Q22	1Q23	2Q23
Hedge positions
Estimated Fuel consumption hedged	16%	21%	8%	8%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (collectively, the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have to date all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

A debtor in possession (“DIP”) financing of US$2.45 billion was approved on September 19, 2020. Subsequently, on October 18, 2021, the US Court approved a Tranche B proposal for US$750 million from Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo, giving LATAM access up to a total of US$3.2 billion.

On March 14, 2022, and in light of the ongoing Chapter 11 process, LATAM filed before the US Court a new amended and restated DIP Financing Proposal, which the US Court approved at a hearing on March 15, 2022 and in an order entered on March 18, 2022. This new DIP financing, which refinanced and replaced the existing DIP financing, was formally subscribed by LATAM on April 8, 2022, and considered US$3,700 million of financing in two tranches, Tranche A and Tranche C. Additionally, the facility included certain reductions in fees and interests as compared with the previous financing.

Additionally, on April 8, 2022, the first draw from the new DIP contract took place in the amount of US$2,750 million, in order to fully refinance the previous DIP contract. As of the date of publication, the company had access to US$950 million of undrawn funds from the DIP facility. The detail of drawn and available funds by tranche is described in the following table:

	Commited line (US$ thousands)	Amount drawn (US$ thousands)	Available amount (US$ thousands)

Tranche A	2,050.0	2,050.0	-
Tranche C	1,650.0	700.0	950.0
Total	3,700.0	2,750.0	950.0

Most recently, on June 13, 2022, the Debtors filed a motion with the US Court seeking approval to enter into new facilities that will provide DIP financing for the remainder of the Chapter 11 Cases, certain of which will convert to exit financing upon the effective date of the Plan. The US Court approved both the motion at a hearing on June 23, 2022, and entered an order to that effect on June 24, 2022. The new facilities include (i) a revolving credit facility of up to US$ 500 million; (ii) a Term Loan B credit facility of up to US$ 750 million; (iii) a senior secured bridge term loan credit facility of up to $750 million (or five-year exchange notes issued to replace or refinance the facility); (iv) a senior secured bridge term loan credit facility of up to US$ 750 million (or seven-year exchange notes issued to replace or refinance the facility); and (v) a junior DIP facility of up to $1.17 billion of commitments.

As of June 30, 2022, a total of approximately 6,500 claims have been filed in the Chapter 11 cases against the Debtors, with the Debtors having objected to or having resolved through claims withdrawals, stipulations and court orders, approximately 4,426 claims with a total value of approximately US$113.6 billion. As the Debtors continue to reconcile claims against their books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the US Court. There can be no assurances that any such claims will be resolved in the Debtors’ favor. According to the claims estimate draft published on November 26, 2021, in context of LATAM’s Plan of Reorganization blow-out materials, the estimate of reconciled claims amounts to approximately US$ 8.1 billion in the low scenario and US$ 9.3 billion in the high scenario.

On November 26, 2021, LATAM filed its Plan of Reorganization, which, as intended since the beginning of the reorganization process, complies with applicable laws both in Chile and the United States. The plan had received broad support from the group’s shareholders and creditors, confirmed by the RSA signed by these different parties, illustrating support from the holders of more than 70% of unsecured claims, more than 50% of current shareholders, and about 67% of LATAM 2024 and LATAM 2026 bond holders. In addition, on January 12, 2022, LATAM announced that separate backstop agreements in support to its Plan of Reorganization and its proposed financing had been signed with substantial creditors and shareholders, reaffirming those parties’ commitment to the plan and its implementation. These backstop agreements were subsequently approved by the Court on March 15, 2022.

On May 11, 2022, LATAM filed an amended version of its Plan of Reorganization with the US Court, which included the support of Chilean bondholders and the Official Committee of Unsecured Creditors (UCC), resulting therefore in a total support for the Plan from holders of approximately 90% of creditors in impaired classes by dollar amount. Subsequently, on June 18, the US Court confirmed LATAM’s Plan of Reorganization, marking the last milestone of the Chapter 11 proceedings in the United States. Certain parties in interest have also appealed the US Court’s confirmation of the Plan, which appeals remain pending. LATAM recently reached a settlement with one such party in interest, Columbus Hill Capital Management, L.P. (“Columbus Hill”, together with certain affiliated entities, the “Columbus Hill Group”), pursuant to which Columbus Hill agreed to withdraw its appeal, sign on to the RSA, and take certain further actions in support of the Plan.

On July 5, 2022, at LATAM’s Extraordinary Shareholders’ Meeting, the Company’s shareholders approved LATAM’s new capital structure presented in the Plan with the support from 99.8% of the shares present or represented at the Meeting. These key milestones within LATAM’s reorganization process were then followed by the submission of the application for the registration of the Plan’s instruments with the CMF in Chile on July 8, 2022.

LATAM FLEET PLAN

Within the context of its reorganization proceedings, LATAM has concluded an important stage of pre-petition fleet restructuring, finalizing negotiations that have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods. As of June 30, 2022, the group’s fleet totals 301 aircraft, which corresponds to a reduction of 39 aircraft from the initial fleet of 340 aircraft since the initiation of Chapter 11 proceedings.

Agreements regarding its fleet commitments have been reached with Boeing for two 787 Dreamliner aircraft and Airbus for a total of 87 A320-Neo family aircraft, from which LATAM already received one A320-Neo during the quarter. The commitments with Airbus consider an amendment signed on July 20, 2022, to the previous purchase agreement (of a total of 70 A320-Neo family aircraft), which included 17 additional Airbus A320-Neo family aircraft, confirmed the inclusion of the A321XLR model and extended the delivery dates until 2029 (with purchase options for 13 additional A320-Neo family aircraft). The Airbus A320-Neo family aircraft are 20% more efficient in terms of fuel consumption and CO2 emissions, reaffirming LATAM’s commitment to a modern fleet and its long-term sustainability strategy towards carbon neutrality by 2050.

Fleet plan composition (as of publication date)	2022-2029
Additions
Airbus 320-Neo family	86
Boeing 787-9	2
TOTAL ADDITIONS	88

Additionally, the group has signed several contracts with lessors to receive one Boeing 787 aircraft in 2022 and eight Airbus A320 family aircraft for delivery in 2023.

Finally, as previously announced, LATAM is carrying out an expansion of its cargo dedicated fleet by converting a total of ten B767 passenger aircraft into cargo freighters by the end of 2023. By the publication date, four freighters have already been converted, with the remaining conversions to take place in 2023.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended June 30, 2022, with the Comisión para el Mercado Financiero (CMF) of Chile on August 9, 2022. These financial statements are available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to/from Europe, the United States, Oceania and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 15 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

LATAM Airlines Group S.A.

Consolidated Financial Results for the Second Quarter 2022 (in thousands of US Dollars)

	For the three month period ended June 30
	2022	2021	% Change		2019	% Change

REVENUE
Passenger	1,713,385	455,691	276.0%		2,019,675	-15.2%
Cargo	462,829	370,162	25.0%		269,261	71.9%
Other Income	49,873	62,851	-20.6%		81,021	-38.4%
TOTAL OPERATING REVENUE	2,226,087	888,704	150.5%		2,369,957	-6.1%

EXPENSES
Wages and Benefits	(289,633)	(232,142)	24.8%		(432,241)	-33.0%
Aircraft Fuel	(948,908)	(267,474)	254.8%		(721,356)	31.5%
Commissions to Agents	(41,951)	(15,263)	174.9%		(52,707)	-20.4%
Depreciation and Amortization	(283,459)	(268,801)	5.5%		(351,729)	-19.4%
Other Rental and Landing Fees	(255,430)	(167,537)	52.5%		(303,404)	-15.8%
Passenger Services	(36,957)	(15,529)	138.0%		(64,329)	-42.6%
Aircraft Rentals	(73,676)	(15,045)	389.7%		-	n.m.
Aircraft Maintenance	(144,741)	(103,231)	40.2%		(107,955)	34.1%
Other Operating Expenses	(337,320)	(161,430)	109.0%		(296,043)	13.9%
TOTAL ADJUSTED OPERATING EXPENSES	(2,412,075)	(1,246,452)	93.5%		(2,329,764)	3.5%

ADJUSTED OPERATING INCOME/(LOSS)	(185,988)	(357,748)	-48.0%		40,194	n.m.
Adjusted Operating Margin	-8.4%	-40.3%	31.9	pp	1.7%	-10.1	pp

Interest Income	5,670	4,363	30.0%		6,309	-10.1%
Interest Expense	(206,422)	(188,880)	9.3%		(141,799)	45.6%
Adjusted Other Income (Expense)	(135,573)	(585,401)	-76.8%		28,101	n.m.

INCOME/(LOSS) BEFORE TAXES	(522,313)	(1,127,666)	-53.7%		(67,196)	677.3%
Income Taxes	(1,962)	355,389	n.m.		3,767	n.m.

NET INCOME/(LOSS)	(524,275)	(772,277)	-32.1%		(63,429)	726.6%

Attributable to:
Owners of the parent	(523,198)	(769,637)	-32.0%		(62,817)	732.9%
Non-controlling interest	(1,077)	(2,640)	-59.2%		(612)	76.0%

NET INCOME/(LOSS) attributable to the owners of the parent	(523,198)	(769,637)	-32.0%		(62,817)	732.9%
Net Margin attributable to the owners of the parent	-23.5%	-86.6%	63.1	pp	-2.7%	-20.9	pp

Effective Tax Rate	0.4%	-31.5%	31.9	pp	-5.6%	6.0	pp

Adjusted EBITDA	97,471	(88,947)	n.m.		391,922	-75.1%
Adjusted EBITDA Margin	4.4%	-10.0%	14.4 pp.		16.5%	-12.2 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2022	2021	% Change		2019	% Change

REVENUE
Passenger	3,199,624	952,670	235.9%		4,187,657	-23.6%
Cargo	893,527	715,383	24.9%		532,757	67.7%
Other Income	91,967	133,815	-31.3%		174,811	-47.4%
TOTAL OPERATING REVENUE	4,185,118	1,801,868	132.3%		4,895,225	-14.5%

EXPENSES
Wages and Benefits	(573,886)	(466,451)	23.0%		(908,252)	-36.8%
Aircraft Fuel	(1,699,477)	(533,076)	218.8%		(1,467,907)	15.8%
Commissions to Agents	(70,510)	(30,217)	133.3%		(106,773)	-34.0%
Depreciation and Amortization	(575,704)	(562,010)	2.4%		(703,373)	-18.2%
Other Rental and Landing Fees	(479,875)	(333,746)	43.8%		(626,225)	-23.4%
Passenger Services	(70,311)	(31,319)	124.5%		(128,575)	-45.3%
Aircraft Rentals	(143,284)	(15,045)	852.4%		-	n.m.
Aircraft Maintenance	(300,285)	(205,686)	46.0%		(212,011)	41.6%
Other Operating Expenses	(595,928)	(337,799)	76.4%		(619,793)	-3.9%
TOTAL ADJUSTED OPERATING EXPENSES	(4,509,260)	(2,515,349)	79.3%		(4,772,909)	-5.5%

ADJUSTED OPERATING INCOME/(LOSS)	(324,142)	(713,481)	-54.6%		122,317	n.m.
Adjusted Operating Margin	-7.7%	-39.6%	31.9	pp	2.5%	-10.2	pp

Interest Income	10,233	11,832	-13.5%		12,200	-16.1%
Interest Expense	(465,820)	(382,527)	21.8%		(280,245)	66.2%
Adjusted Other Income (Expense)	(134,743)	(694,090)	-80.6%		34,976	-485.2%

INCOME/(LOSS) BEFORE TAXES	(914,472)	(1,778,266)	-48.6%		(110,752)	725.7%
Income Taxes	8,933	572,318	-98.4%		(9,274)	n.m.

NET INCOME/(LOSS)	(905,539)	(1,205,948)	-24.9%		(120,026)	654.5%

Attributable to:
Owners of the parent	(903,271)	(1,200,504)	-24.8%		(122,891)	635.0%
Non-controlling interest	(2,268)	(5,444)	-58.3%		2,865	n.m.

NET INCOME/(LOSS) attributable to the owners of the parent	(903,271)	(1,200,504)	-24.8%		(122,891)	635.0%
Net Margin attributable to the owners of the parent	-21.6%	-66.6%	45.0	pp	-2.5%	-19.1	pp

Effective Tax Rate	-1.0%	-32.2%	31.2	pp	8.4%	-9.4	pp

Adjusted EBITDA	251,562	(151,471)	n.m.		825,689	-69.5%
Adjusted EBITDA Margin	6.0%	-8.4%	14.4 pp.		16.9%	-10.9 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended June 30					For the six month period ended June 30
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change

System
Costs per ASK (US Cent)	9.5	11.6	-17.7%	6.7	42.6%	8.8	10.3	-14.5%	6.6	34.4%
Costs per ASK ex fuel (US Cents)	5.8	9.1	-36.4%	4.6	25.3%	5.5	8.1	-32.4%	4.5	20.9%
Fuel Gallons Consumed (millions)	231.1	128.3	80.1%	300.2	-23.0%	463.5	272.2	70.3%	622.5	-25.5%
Fuel Gallons Consumed per 1,000 ASKs	9.1	11.9	-23.4%	8.6	6.0%	9.1	11.1	-18.8%	8.5	5.9%
Fuel Price (with hedge) (US$ per gallon)	4.11	2.08	97.0%	2.40	70.9%	3.67	1.96	87.2%	2.49	47.2%
Fuel Price (without hedge) (US$ per gallon)	4.14	2.09	97.4%	2.39	73.1%	3.69	1.97	87.8%	2.51	46.9%
Average Trip Length (km)	1,223	978	25.1%	1,391	-12.1%	1,222	1,029	18.8%	1,424	-14.2%
Total Number of Employees (average)	30,484	27,914	9.2%	40,706	-25.1%	28,429	28,429	0.0%	40,816	-30.3%
Total Number of Employees (end of the period)	30,627	27,377	11.9%	41,018	-25.3%	30,627	27,377	11.9%	41,018	-25.3%

Passenger
ASKs (millions)	25,294	10,755	135.2%	34,836	-27.4%	51,207	24,412	109.8%	72,824	-29.7%
RPKs (millions)	20,295	7,384	174.8%	29,025	-30.1%	41,149	16,330	152.0%	61,003	-32.5%
Passengers Transported (thousands)	13,974	6,420	117.7%	16,875	-17.2%	28,325	13,763	105.8%	35,049	-19.2%
Load Factor (based on ASKs) %	80.2%	68.7%	11.6 pp	83.3%	-3.1 pp	80.4%	66.9%	13.5 pp	83.8%	-3.4 pp
Yield based on RPKs (US Cents)	8.4	6.2	36.8%	7.0	21.3%	7.8	5.8	33.3%	6.9	13.3%
Revenues per ASK (US cents)	6.8	4.2	59.9%	5.8	16.8%	6.2	3.9	60.1%	5.8	8.7%

Cargo
ATKs (millions)	1,459	1,096	33.2%	1,521	-4.1%	2,889	2,215	30.4%	3,125	-7.5%
RTKs (millions)	847	745	13.7%	849	-0.3%	1,683	1,477	13.9%	1,748	-3.7%
Tons Transported (thousands)	219	199	10.2%	220	-0.5%	434	391	11.1%	435	-0.1%
Load Factor (based on ATKs) %	58.1%	68.0%	-10.0 pp	55.8%	2.2 pp	58.2%	66.7%	-8.4 pp	55.9%	2.3 pp
Yield based on RTKs (US Cents)	54.6	49.7	10.0%	31.7	72.4%	53.1	48.4	9.6%	30.5	74.3%
Revenues per ATK (US Cents)	31.7	33.8	-6.1%	17.7	79.2%	30.9	32.3	-4.2%	17.0	81.4%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31	As of December 31
	2022	2021	2019
Assets:
Cash and cash equivalents	1,133,350	1,046,835	1,072,579
Other financial assets	155,186	101,138	499,504
Other non-financial assets	163,037	108,368	313,449
Trade and other accounts receivable	1,046,228	902,672	1,244,348
Accounts receivable from related entities	1,336	724	19,645
Inventories	341,554	287,337	354,232
Current tax assets	27,972	41,264	29,321
Total current assets other than non-current assets (or disposal groups) classified as held for sale	2,868,663	2,488,338	3,533,078
Non-current assets (or disposal groups)	143,424	146,792	485,150
classified as held for sale
Total current assets	3,012,087	2,635,130	4,018,228

Other financial assets	18,257	15,622	46,907
Other non-financial assets	142,451	125,432	204,928
Accounts receivable	11,555	12,201	4,725
Intangible assets other than goodwill	1,065,485	1,018,892	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,478,411	9,489,867	12,919,618
Deferred tax assets	29,123	15,290	235,583
Total non- current assets	10,745,282	10,677,304	17,069,578
Total assets	13,757,369	13,312,434	21,087,806
Liabilities and shareholders’ equity:

Other financial liabilities	5,449,761	4,453,451	1,885,660
Trade and other accounts payables	5,239,238	4,860,153	2,222,874
Accounts payable to related entities	224,864	661,602	56
Other provisions	30,967	27,872	5,206
Current tax liabilities	3,999	675	11,925
Other non-financial liabilities	2,566,976	2,332,576	2,835,221
Total current liabilities	13,515,805	12,336,329	6,960,942

Other financial liabilities	6,203,056	5,948,702	8,530,418
Accounts payable	266,142	472,426	619,110
Other provisions	853,710	712,581	286,403
Deferred tax liabilities	348,049	341,011	616,803
Employee benefits	56,839	56,233	93,570
Other non-financial liabilities	505,428	512,056	851,383
Total non-current liabilities	8,233,224	8,043,009	10,997,687
Total liabilities	21,749,029	20,379,338	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings/(losses)	(9,744,377)	(8,841,106)	352,272
Treasury Shares	(178)	(178)	(178)
Other reserves	(1,385,110)	(1,361,529)	(367,577)
Parent’s ownership interest	(7,983,400)	(7,056,548)	3,130,782
Non-controlling interest	(8,260)	(10,356)	(1,605)
Total equity	(7,991,660)	(7,066,904)	3,129,177
Total liabilities and equity	13,757,369	13,312,434	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2022	As of June 30, 2021	As of June 30, 2019
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	4,700,096	1,893,716	5,666,473
Other cash receipts from operating activities	47,069	30,664	52,441

Payments for operating activities
Payments to suppliers for goods and services	(3,799,969)	(1,713,747)	(3,686,587)
Payments to and on behalf of employees	(519,223)	(477,191)	(974,992)
Other payments for operating activities	(132,406)	(47,158)	(152,217)
Income taxes (paid)	(8,411)	(30,402)	(29,750)
Other cash inflows (outflows)	(56,282)	(23,358)	(26,071)

Net cash (out flow) inflow from operating activities	230,874	(367,476)	849,297

Cash flow from investing activities

Other cash receipts from sales of equity or debt instruments of other entities	417	-	2,057,987
Other payments to acquire equity or debt instruments of other entities	(331)	(198)	(2,043,453)
Amounts raised from sale of property, plant and equipment	18,825	-	28,702
Purchases of property, plant and equipment	(212,550)	(83,708)	(406,557)
Purchases of intangible assets	(26,680)	(24,940)	(41,084)
Cash advances and loans granted to third parties	-	-	(37,000)
Interest Received	351	6,471	10,316
Other cash inflows (outflows)	6,300	(425)	(1,251)

Net cash inflow (out flow) from invest ing activities	(213,668)	(102,800)	(432,340)

Cash flows from financing activities

Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	-	(289,588)
Amounts raised from long-term loans	-	-	1,038,473
Amounts raised from short-term loans	2,779,476	369,898	50,000
Loans from Related Entities	234,363	130,102	-
Loans repayments	(1,870,614)	(30,383)	(617,926)
Payments of lease liabilities	(10,718)	(88,958)	(190,567)
Payments of loans to related entities	(728,903)	-	-
Dividends paid	-	-	(55,116)
Interest paid	(243,511)	(64,428)	(255,892)
Other cash inflows (outflows)	(70,021)	(3,803)	(57,827)

Net cash inflow (out flow) from financing activities	90,072	312,428	(378,443)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate change	107,278	(157,848)	38,514
Effects of variation in the exchange rate on cash and equivalents	(20,763)	(3,027)	(58,808)
Net increase (decrease) in cash and cash equivalents	86,515	(160,875)	(20,294)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,046,835	1,695,841	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,133,350	1,534,966	1,061,348

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31	As of December 31
	2022	2021	2019

Total Assets	13,757,369	13,312,434	21,087,806
Total Liabilities	21,749,029	20,379,338	17,958,629
Total Equity*	(7,991,660)	(7,066,904)	3,129,177
Total Liabilities and Shareholders equity	13,757,369	13,312,434	21,087,806

Debt
Current and long term portion of loans from financial institutions	7,128,212	6,246,662	5,462,684
Current and long term portion of obligations under capital leases	1,298,119	1,189,182	1,730,843
Total Financial Debt	8,426,331	7,435,844	7,193,527
Lease liabilities	3,220,815	2,960,638	3,172,157
Total Gross Debt	11,647,146	10,396,482	10,365,684
Cash, cash equivalents and liquid investments**	(1,133,627)	(1,047,182)	(1,459,248)
Total Net Debt	10,513,519	9,349,300	8,906,436

*	Includes non-controlling interest.
**	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31	As of December 31
	2022	2021	2019

Cash, cash equivalents and liquid investments* as % of LTM revenues	15.1%	20.5%	14.0%

Gross Debt (US$ thousands)	11,647,146	10,396,482	10,365,684
Gross Debt / Adjusted EBITDA (LTM)	25.9	nm	4.7

Net Debt (US$ thousands)	10,513,519	9,349,300	8,906,436
Net Debt / Adjusted EBITDA (LTM)	23.4	nm	4.0

Note: Adjusted EBITDA (LTM) refers to Adjusted EBITDA (Last Twelve Months) (US$ thousands). As of June 30, 2022, the Adjusted EBITDA (Last Twelve Months) is calculated by adding the Adjusted EBITDA for the first six months of 2022 (US$251,562) to the full year Adjusted EBITDA for 2021 (US$46,117) and subtracting the first six months of 2021 Adjusted EBITDA (US$ -151,471) = US$449,149. For the ratios as of December 31, 2019, it is calculated using the full twelve months Adjusted EBITDA in 2019 (US$2,211,578).

*	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2022
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total
Passenger Aircraft
Boeing 767-300 ER	14	-	14
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	18	20
Airbus A319-100	40	1	41
Airbus A320-200	88	40	128
Airbus A320- Neo	1	13	14
Airbus A321-200	19	30	49
TOTAL	172	114	286

Cargo Aircraft
Boeing 767-300F	13	1	14
TOTAL	13	1	14

TOTAL OPERATING FLEET	185	115	300

Subleases
Boeing 767-300F	1	-	1
TOTAL SUBLEASES	1	-	1

TOTAL FLEET	186	115	301

LATAM Airlines Group S.A.

Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. (“LATAM” or “the Company”) sometimes uses information (“non-GAAP items”) that is derived from the consolidated financial statements but is not presented in accordance with the “International Financial Reporting Standards” (“IFRS”, “accounting principles”, “GAAP”). These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures may provide useful information to investors and others.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

The tables below show reconciliations of non-GAAP items with their GAAP financial measures:

	For the three month period ended June 30					For the six month period ended June 30
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change

Cost of sales	(2,008,317)	(1,019,616)	97.0%	(1,926,806)	4.2%	(3,770,428)	(2,063,416)	82.7%	(3,948,361)	-4.5%
(+) Distribution costs	(117,382)	(63,265)	85.5%	(145,459)	-19.3%	(201,581)	(122,657)	64.3%	(288,319)	-30.1%
(+) Administrative expenses	(120,974)	(91,554)	32.1%	(167,220)	-27.7%	(233,137)	(180,288)	29.3%	(329,635)	-29.3%
(+) Other expenses	(165,402)	(72,017)	129.7%	(90,278)	83.2%	(304,114)	(148,988)	104.1%	(206,592)	47.2%
TOTAL ADJUSTED OPERATING EXPENSES	(2,412,075)	(1,246,452)	93.5%	(2,329,764)	3.5%	(4,509,260)	(2,515,349)	79.3%	(4,772,909)	-5.5%

Income/(Loss) from operation activities	(359,395)	(1,000,013)	-64.1%	46,106	-879.5%	(542,993)	(1,450,915)	-62.6%	124,245	-537.0%
(-) Restructuring activities expenses	155,690	686,447	-77.3%	-	n.m.	203,440	777,969	-73.8%	-	n.m.
(-) Other gains/(losses)	17,717	(44,182)	-140.1%	(5,912)	-399.7%	15,411	(40,535)	-138.0%	(1,927)	-899.7%
ADJUSTED OPERATING INCOME/(LOSS)	(185,988)	(357,748)	-48.0%	40,194	-562.7%	(324,142)	(713,481)	-54.6%	122,317	-365.0%

(+) Restructuring activities expenses	(155,690)	(686,447)	-77.3%	-	n.m.	(203,440)	(777,969)	-73.8%	-	n.m.
(+) Other gains/(losses)	(17,717)	44,182	-140.1%	5,912	-399.7%	(15,411)	40,535	-138.0%	1,928	-899.3%
(+) Foreign exchange gains/(losses)	38,158	57,008	-33.1%	24,005	59.0%	86,906	43,681	99.0%	32,954	163.7%
(+) Result of indexation units	(324)	(144)	125.0%	(1,817)	-82.2%	(2,798)	(337)	730.3%	94	-3061.2%
Adjusted Other Income (Expense)	(135,573)	(585,401)	-76.8%	28,101	-582.5%	(134,743)	(694,090)	-80.6%	34,976	-485.2%

NET INCOME/(LOSS)	(524,275)	(772,277)	-32.1%	(63,429)	726.6%	(905,539)	(1,205,948)	-24.9%	(120,026)	654.5%
(-) Income Taxes	1,962	(355,389)	n.m.	(3,767)	n.m.	(8,933)	(572,318)	-98.4%	9,274	n.m.
(-) Interest Expense	206,422	188,880	9.3%	141,799	45.6%	465,820	382,527	21.8%	280,245	66.2%
(-) Interest Income	(5,670)	(4,363)	30.0%	(6,309)	-10.1%	(10,233)	(11,832)	-13.5%	(12,200)	-16.1%
(-) Depreciation and Amortization	283,459	268,801	5.5%	351,729	-19.4%	575,704	562,010	2.4%	703,373	-18.2%
EBITDA	(38,102)	(674,348)	-94.3%	420,023	-109.1%	116,819	(845,561)	-113.8%	860,666	-86.4%
(-) Adjusted Other Income (Expense)	135,573	585,401	-76.8%	(28,101)	n.m.	134,743	694,090	-80.6%	(34,976)	-485.2%
Adjusted EBITDA	97,471	(88,947)	-209.6%	391,922	-75.1%	251,562	(151,471)	-266.1%	825,689	-69.5%

	Full year
	2021	2019	% Change
(+) Restructuring activities expenses	(2,337,182)	-	n.m.
(+) Other gains/(losses)	30,674	11,525	166.2%
(+) Foreign exchange gains/(losses)	131,408	(32,571)	-503.5%
(+) Result of indexation units	(5,393)	(14,989)	-64.0%
Adjusted Other Income (Expense)	(2,180,493)	(36,035)	5951.0%

NET INCOME/(LOSS)	(4,653,142)	195,613	-2478.7%
(-) Income Taxes	568,935	(53,697)	-1159.5%
(-) Interest Expense	805,544	589,934	36.5%
(-) Interest Income	(21,107)	(26,283)	-19.7%
(-) Depreciation and Amortization	1,165,394	1,469,976	-20.7%
EBITDA	(2,134,376)	2,175,543	-198.1%
(-) Adjusted Other Income (Expense)	2,180,493	36,035	5951.0%
Adjusted EBITDA	46,117	2,211,578	-97.9%